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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ohio Legacy Corp

(Name of Issuer)

Common shares, without par value

(Title of Class of Securities)

677399 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 677399 10 7

1.	Name of Reporting Person: United Community Financial Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 136,000

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 136,000

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 136,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.41% as of November 10, 2004

12.	Type of Reporting Person: CO

Item 1(a).	Name of Issuer:

Ohio Legacy Corp

Item 1(b).	Address of Issuer’s Principal Executive Offices:

305 West Liberty Street
Wooster, OH 44691

Item 2(a).	Name of Persons Filing:

United Community Financial Corp.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

United Community Financial Corp.
275 Federal Plaza West
Youngstown, Ohio 44503-1203

Item 2(c).	Citizenship:

Organized in Ohio

Item 2(d).	Title and Class of Securities:

Common shares, without par value

Item 2(e).	CUSIP Number:

677399 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount Beneficially Owned:
136,000

(b)	Percent of Class:
6.41% as of November 10, 2004

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
136,000

(ii)	shared power to vote or to direct the vote:
-0-

(iii)	sole power to dispose or to direct the disposition of:
136,000

(iv)	shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class:

Inapplicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Inapplicable

Item 8.	Identification and Classification of Members of the Group:

Inapplicable

Item 9.	Notice of Dissolution of Group:

Inapplicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED COMMUNITY FINANCIAL CORP.
Date: February 14, 2005	By:	/s/ Patrick A. Kelly
		Name:	Patrick A. Kelly
		Title:	Chief Financial Officer